[redacted]

13011041

SEC Mail Processing Section
MAR 01 2013
Washington DC
401

BP 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41256 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick D. Grecco (617) 422-4654
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center, 60 South Street (Address) Boston (City) MA (State) 02111 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



EM 3/5/13

KPMG



# PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Financial Statements and Schedules

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

# OATH OR AFFIRMATION

I, Patrick D. Grecco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STANLEY A. NAUMNIK, JR.
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 3, 2017

Notary Public

Signature

VP and Corporate Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

**KPMG LLP**
Two Financial Center
60 South Street
Boston, MA 02111

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Funds Distributor, Inc.:

We have audited the accompanying financial statements of Pioneer Funds Distributor, Inc. ("the Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

### *Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Boston, MA
February 25, 2013

**PIONEER FUNDS DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Financial Condition

December 31, 2012

(Dollars in thousands, unless otherwise noted)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents (note 2) | $ | 37,499 |
| Receivables: | | |
| From securities brokers and dealers for sales of mutual fund shares | | 81,785 |
| From the Pioneer Family of Mutual Funds | | 129 |
| Due from affiliates (note 8) | | 63,800 |
| Other | | 332 |
| Dealer advances (net of accumulated amortization of $7,959) (note 10) | | 2,403 |
| Prepaid service fees (net of accumulated amortization of $2,653) (note 10) | | 801 |
| Deferred tax assets (note 4) | | 1,530 |
| Other assets | | 1,091 |
| Total assets | $ | 189,370 |
| **Liabilities and Stockholder's Equity** | | |
| Payable to the Pioneer Family of Mutual Funds for fund shares sold | $ | 81,785 |
| Accrued compensation and related benefits | | 5,802 |
| Accrued expenses and accounts payable | | 1,562 |
| Due to affiliates (note 8) | | 1,497 |
| Deferred tax liabilities (note 4) | | 1,061 |
| Distribution and service fees due to brokers and dealers | | 16,123 |
| Total liabilities | | 107,830 |
| Stockholder's equity: | | |
| Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares | | — |
| Paid-in capital (notes 6 and 7) | | 244,888 |
| Accumulated deficit | | (163,348) |
| Total stockholder's equity | | 81,540 |
| Total liabilities and stockholder's equity | $ | 189,370 |

See accompanying notes to financial statements.

**PIONEER FUNDS DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2012

(Dollars in thousands, unless otherwise noted)

| | | |
|---|---|---|
| Related party revenues (note 8): | | |
| Marketing and promotional services | $ | 106,410 |
| Other | | 6,211 |
| Revenues and other income (note 2): | | |
| Distribution revenues | | 3,406 |
| Commissions | | 2,896 |
| Other income | | 6 |
| Total revenues and other income | | 118,929 |
| Related party expenses (note 8) | | 15,395 |
| Distribution and administrative expenses: | | |
| Compensation and related benefits | | 41,339 |
| Sales and marketing | | 39,605 |
| Depreciation and amortization | | 6,744 |
| Rent and facilities expenses | | 2,651 |
| Data processing | | 1,601 |
| Travel and entertainment | | 1,540 |
| Share-based compensation (note 6) | | 976 |
| Other | | 3,415 |
| Total distribution and administrative expenses | | 113,266 |
| Income before provision for income taxes | | 5,663 |
| Provision for income taxes (note 4) | | 2,999 |
| Net income | $ | 2,664 |

See accompanying notes to financial statements.

**PIONEER FUNDS DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Changes in Stockholder's Equity and Comprehensive Income

Year ended December 31, 2012

(Dollars in thousands, unless otherwise noted)

| | Common stock number of shares | Amount | Paid-in capital | Accumulated deficit | Total stockholder's equity | Comprehensive income |
|---|---|---|---|---|---|---|
| December 31, 2011 | 510 | $ — | $ 243,912 | $ (166,012) | $ 77,900 | |
| Net income | — | — | — | 2,664 | 2,664 | $ 2,664 |
| Capital contribution (note 7) | — | — | 976 | — | 976 | |
| Comprehensive income | — | — | — | — | — | $ 2,664 |
| December 31, 2012 | 510 | $ — | $ 244,888 | $ (163,348) | $ 81,540 | |

See accompanying notes to financial statements.

**PIONEER FUNDS DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2012

(Dollars in thousands, unless otherwise noted)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 2,664 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Deferred income taxes, net | | 281 |
| Depreciation and amortization | | 6,744 |
| Share-based compensation | | 976 |
| Changes in operating assets and liabilities: | | |
| Increase in receivable from the Pioneer Family of Mutual Funds | | (22) |
| Increase in due from affiliates, net | | (9,418) |
| Decrease in other receivables | | 235 |
| Increase in dealer advances, net | | (5,275) |
| Increase in prepaid service fees, net | | (1,759) |
| Increase in other assets | | (224) |
| Increase in accrued compensation and related benefits | | 392 |
| Increase in accrued expenses and accounts payable | | 137 |
| Increase in distribution and service fees due to brokers and dealers | | 416 |
| Net cash used in operating activities | | (4,853) |
| Net decrease in cash and cash equivalents | | (4,853) |
| Cash and cash equivalents, beginning of year | | 42,352 |
| Cash and cash equivalents, end of year | $ | 37,499 |
| Noncash disclosure: | | |
| Share-based compensation | $ | 976 |

See accompanying notes to financial statements.

## (1) Nature of Operations and Organization

### *(a) Nature of Operations*

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC).

### *(b) Organization*

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredit Group S.p.A. (UCG).

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars unless otherwise specified.

### *(b) Recognition of Revenue and Expenses*

The Company's revenue is largely dependent on the total value and composition of assets under management of PIM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds (0.50% per annum for Class R shares). In addition, a service fee at an annual rate of 0.25% is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on

(Dollars in thousands, unless otherwise noted)

the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related-party revenue primarily consists of income earned from other PGAM affiliates (see note 8). Operating expenses are recorded on the accrual basis.

### *(c)* ***Cash and Cash Equivalents***

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2012 consist of cash of $37,499 segregated in accordance with FINRA regulations, including amounts in the Pioneer Cash Reserves Fund of $30,000.

### *(d)* ***Foreign Currency Transactions***

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates. Gains and losses realized on foreign currency transactions principally relate to the settlement of share-based payment arrangements and intercompany arrangements and are included in the determination of net income.

### *(e)* ***Valuation of Financial Instruments***

The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

### *(f)* ***Comprehensive Income***

Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

### *(g)* ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between three and five years for furniture and fixtures and over the lease term for leasehold improvements. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. At December 31, 2012, premises and equipment included in other assets amounted to $79, net of accumulated depreciation of $547. Depreciation expense for the year ended December 31, 2012 was $36 and is included in depreciation and amortization in the accompanying statement of operations.

### *(h)* ***Concentrations of Credit Risk***

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

### *(i) Legal and Other Loss Contingencies*

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities are not discounted.

### *(j) Share-Based Compensation*

Certain employees of the Company are eligible to participate in various share-based and incentive compensation plans established by PGAM. Share-based awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Shares are remeasured at each reporting date through the date of settlement. Consequently, compensation cost recognized at each reporting date during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the statement of operations.

As these plans have been established by PGAM and not the Company, compensation expense recognized in the accompanying statement of operations is reflected as a contribution to paid-in capital in the statement of changes in stockholder's equity and comprehensive income. See note 6 for further discussion.

Share-based compensation expense for the year ended December 31, 2012 was $976.

### *(k) Income Taxes*

The Company follows the provisions of FASB ASC 740 (FIN 48), *Accounting for Uncertain Tax Positions*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

(Dollars in thousands, unless otherwise noted)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. U.S. GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income taxes to amounts that are more likely than not to be realized.

### *(l) Subsequent Events*

The Company follows the provisions of FASB ASC 855, *Subsequent Events*, effective for interim or annual financial periods ending after June 15, 2009, which was intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. Pursuant to the adoption of ASC 855, the Company evaluated all subsequent events through February 25, 2013, which coincides with the date that the financial statements are available to be issued.

## (3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-l. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-l, was $11,778 at December 31, 2012, which exceeds required net capital of $250 by $11,528.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements through a special account for the benefit of customers.

## (4) Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.



(Continued)

(Dollars in thousands, unless otherwise noted)

Income tax expense consisted of the following:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 2,379 |
| State | | 339 |
| | | 2,718 |
| Deferred: | | |
| Federal | | 240 |
| State | | 41 |
| | | 281 |
| Total tax expense | $ | 2,999 |

The provision for income taxes, as stated as a percentage of income before income taxes, consists of the following:

| | |
|---|---|
| Federal statutory tax rate | 35.00% |
| Changes in tax rate resulting from: | |
| Nondeductible meals and entertainment | 11.12 |
| State income tax (net of effect on federal income tax) | 4.36 |
| Other, net | 2.48 |
| Effective tax rate | 52.96% |

In keeping with Company policy, current year state income tax includes net worth/franchise taxes of $20.

The Company follows the provisions of ASC 740 (FIN 48). The liability for unrecognized tax benefits at December 31, 2012 of $55 includes accrued interest and penalties of $14 of which approximately $4 was recognized in the statement of operations in 2012. The Company does not expect that a material change to the liability for unrecognized tax benefits will occur over the next 12 months.

The tax years from 2008 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax.



(Continued)

(Dollars in thousands, unless otherwise noted)

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise net deferred tax assets of approximately $469. The approximate income tax effect of each type of temporary difference is as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Compensation related | $ | 657 |
| Depreciation | | 663 |
| Capital loss carryforward | | 274 |
| Other | | 60 |
| | | 1,654 |
| Valuation allowance | | (124) |
| Total deferred tax assets | | 1,530 |
| Deferred tax liabilities: | | |
| Dealer advances | | (924) |
| Net deferred intercompany gains on marketable securities | | (137) |
| | | (1,061) |
| Net deferred tax asset | $ | 469 |

At December 31, 2012, the Company had a tax-effected valuation allowance of $124, representing no change from the prior year. The Company does not have sufficient evidence to determine if sufficient capital gains will be generated in future tax periods and, therefore, has recorded a valuation allowance against a portion of the capital loss deferred tax asset. The capital losses expire in 2014.

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred income tax assets existing at December 31, 2012. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

## (5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain

(Dollars in thousands, unless otherwise noted)

targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2.5% of eligible compensation. The Company's allocated expenses under the Benefit Plans amounted to approximately $1,576 for the year ended December 31, 2012, and are included as a component of compensation and related benefits in the accompanying statement of operations.

## (6) Incentive Plans

PIM USA and its subsidiaries do not have a share-based compensation plan for its employees, but certain senior executives of the Company participate in several of PGAM's incentive plans.

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on a basis of an index that reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Options granted under the 2005 LTIP are linked to a weighted variation in the index, have a three-year vesting (cliff vest) period, and expire ten years from the grant date.

Stock option transactions under the 2005 LTIP are as follows:

| | Options | | Weighted average exercise price |
|---|---|---|---|
| Outstanding at January 1, 2012 | 9,267,797 | € | 1.00 |
| Forfeitures during 2012 | (571,473) | € | 1.00 |
| Outstanding at December 31, 2012 | 8,696,324 | € | 1.00 |
| Exercisable at December 31, 2012 | 8,696,324 | € | 1.00 |

The aggregate intrinsic value of the stock options outstanding as of December 31, 2012 under the 2005 LTIP plan is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 8,696,324 exercisable stock options under the 2005 LTIP plan as of December 31, 2012. The weighted average remaining life of the stock options outstanding under the 2005 LTIP plan is approximately 3.8 years.

In October 2008, PGAM's Board of Directors approved the 2008 Long Term Incentive Plan (2008 LTIP). The 2008 LTIP comprise two components, Units of Profit (options) and Units of Investment. The options provide for the payment of a cash incentive that is determined on a basis of an index, which reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Options granted under the 2008 LTIP are linked to a weighted variation in the index and have a 38-month vesting period (cliff vest) expiring 74 months from the grant date. The Unit of Investment

(Dollars in thousands, unless otherwise noted)

component provides participants with the right to receive a cash payment, upon vesting, equal to the award amount of €1 per each unit, adjusted for the performance of each participant's self-directed Measurement Fund(s). The Measurement Funds are used for measurement purposes only, and shall not be considered as an actual investment in any such fund. Measurement Funds are selected by PGAM, and may be substituted, added, or discontinued at any time. The Units of Investment vested on April 30, 2012.

Outstanding and exercisable stock options and Units of Investment under the 2008 LTIP plan are as follows:

| | **Options** | **Units of Investment** | **Total** |
|---|---|---|---|
| Outstanding at January 1, 2012 | 3,921,790 | 468,000 | 4,389,790 |
| Forfeitures during 2012 | (201,117) | — | (201,117) |
| Matured and paid during 2012 | — | (468,000) | (468,000) |
| Outstanding at December 31, 2012 | 3,720,673 | — | 3,720,673 |
| Exercisable at December 31, 2012 | 3,720,673 | — | 3,720,673 |

The aggregate intrinsic value of the stock options outstanding as of December 31, 2012 under the 2008 LTIP plan is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 3,720,673 exercisable stock options under the 2008 LTIP plan as of December 31, 2012. The weighted average remaining life of the stock options outstanding under the 2008 LTIP plan is approximately 2.0 years.

In November 2009, PGAM's Board of Directors approved the 2009 Long Term Incentive Plan (2009 LTIP). The 2009 LTIP comprise solely Units of Investment granted effective in January 2010. The Units of Investment provide participants with the potential right to receive a cash payment, upon vesting, equal to the award amount of €1 per unit, adjusted for a Performance Matrix Assessment, as carried out by the Board or delegated corporate body at the end of the three-year performance cycle (fiscal year 2011, 2012, and 2013). The Performance Matrix Assessment has two Key Performance Indicators: performance of each participant's self-directed Measurement Fund(s) versus their designated benchmarks, and a measurement of PGAM's Nonproprietary Channel revenue growth versus established budgets. The Measurement Funds are used for measurement purposes only, and shall not be considered as an actual investment in any such fund. Measurement Funds are selected by PGAM, and may be substituted, added, or discontinued at any time. The Units of Investment vest on March 31, 2013. The 2009 LTIP was amended during 2010 to remove the Performance Matrix Assessment, mentioned above.

(Dollars in thousands, unless otherwise noted)

Outstanding and exercisable Units of Investment under the 2009 LTIP plan are as follows:

| | Units of Investment | | Weighted average exercise price |
|---|---|---|---|
| Outstanding at January 1, 2012 | 735,000 | € | 1.00 |
| Forfeitures during 2012 | (30,000) | € | 1.00 |
| Outstanding at December 31, 2012 | 705,000 | € | 1.00 |
| Exercisable at December 31, 2012 | — | | |

There were no exercisable Units of Investment under the 2009 LTIP plan as of December 31, 2012. The weighted average remaining life of the Units of Investment outstanding under the 2009 LTIP plan is approximately 0.25 years.

In January 2012, the PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2011 (2011 Plan). The 2011 Plan provides for the free award to participants of promises of shares allowing them to receive, at the end of the vesting period, newly issued restricted shares of PGAM. These restricted shares do not bear any voting rights and shall have no option rights on the shares to be issued in the event of share increases. The allotment of the restricted shares to each of the participants is subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG, as well as making an election (within 30 days of the grant date) between the Short Vesting and the Long Vesting (as defined below).

Short Vesting – Vesting 3 years. The promise of shares will be settled in cash only, based on the underlying value of the shares at the vesting date.

Long Vesting – Vesting 5 years. The promise of shares will be settled in PGAM shares. Participants will have the opportunity to decide at the vesting date whether to keep, sell in full, or in part the shares. The additional considerations assumed under the Long Vesting provision are the opportunity to become a shareholder of PGAM after the vesting date, right to future dividends to each share following vesting date, and 2 additional shares for every 10 awarded (with the award letter).

Regardless of the Participants' elections, the PGAM Board may elect to settle all, none, or some, of the awards in cash.

(Dollars in thousands, unless otherwise noted)

Outstanding and exercisable shares under the 2011 LTIP plan are as follows:

| | 3 Year Shares | 5 Year Shares | Total | | Weighted average exercise price |
|---|---|---|---|---|---|
| Outstanding at January 1, 2012 | — | — | — | € | 1.00 |
| Grants during 2012 | 4,260 | 68,172 | 72,432 | € | 1.00 |
| Outstanding at December 31, 2012 | 4,260 | 68,172 | 72,432 | € | 1.00 |
| Exercisable at December 31, 2012 | — | — | — | | |

There were no exercisable shares under the 2011 LTIP plan as of December 31, 2012. The weighted average remaining life of the shares outstanding under the 2011 LTIP plan is approximately 19.1 years.

The fair value of each option is estimated using a Hull-White binomial or trinomial model specific for employee stock options valuation method. Assumptions about the stock price volatility and dividend yield have been based on the data related to 10 comparable U.S. based publicly traded asset management companies. The expected term of the option is based on the Company's historical data such as employee option exercise and employee past-vesting departure behavior. The risk free rate for the expected term of the option is based on a zero coupon euro-denominated yield curve. These options related to these plans are remeasured at each reporting date through the date of settlement.

| | 2005 LTIP | 2008 LTIP |
|---|---|---|
| Expected term of options (years) | 3 | 3 |
| Volatility | 26.21% | 26.21% |
| Risk free rate (zero coupon curve) | 0.41 | 0.54 |
| Dividend yield | 0.10 | 0.10 |

## (7) Capital Contributions

Certain intercompany and affiliate transactions among the Company, PIM, and PIM USA principally relating to share-based compensation, are recorded as contributions of capital in the accompanying statement of changes in stockholder's equity and comprehensive income. For the year ended December 31, 2012, the underlying transactions relating to share-based compensation awards totaled $976.

## (8) Related-Party Transactions

The Company has a service agreement with PIM to provide for the payment of certain of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software, and other administrative services to the Company. In connection with a separate service agreement, the Company charges PIM a fee to provide certain marketing and promotional services. For the year ended

(Dollars in thousands, unless otherwise noted)

December 31, 2012, amounts allocated to PIM amounted to $106,410 and are classified as marketing and promotional services revenue in the accompanying statement of operations.

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2012, the Company was allocated $12,416, as follows:

| | | |
|---|---|---|
| Compensation and related benefit expenses | $ | 8,538 |
| Professional services and facilities related expenses | | 3,536 |
| Other general and administrative expenses | | 342 |
| | $ | 12,416 |

Other related-party revenue of approximately $6,211 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. Approximately $2,979 has been included in related-party expenses as reimbursements to affiliates for operating expenses incurred on the Company's behalf. All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those, which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the Internal Revenue Service's transfer pricing regulations.

## (9) Commitments and Contingencies

The Company is party to various operating leases. Future minimum payments under such leases amount to $84 in 2013, $126 in 2014, $122 in 2015, $125 in 2016, $129 in 2017, and $770 thereafter. The Company incurred rental and annual operating and tax expenses of approximately $1,583, which is comprised of direct leases of $158, and allocated rent expense from PIM USA's master lease, based on square foot occupancy (reported as a component of rent and facilities expenses in the accompanying statement of operations) for the year ended December 31, 2012.

In September 2012, the Company executed a new lease for its space located in Miami, Florida. The new lease is effective for the period February 1, 2013, through May 31, 2023.

## (10) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares), and no load shares (Class R, Class Y, and Class Z shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. The Company pays


(Continued)

(Dollars in thousands, unless otherwise noted)

upfront sales commissions (dealer advances) to broker dealers of up to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares, subject to annual renewal by the participating Pioneer Funds' Board of Trustees. The distribution fee is 0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates ranging starting at 4% on the Class B shares and 1% for Class C shares.

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

## (11) Legal and Other Loss Contingencies

The Company, PIM, PIM USA, PGAM, and UCG are subject to claims pursuant to U.S. lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant.

On January 15, 2009, PIM USA was served with a Complaint filed (on July 14, 2008) by Frank Foy, a former employee of the state of New Mexico, and Foy's wife, concerning certain investments made by two state pension funds, the New Mexico Educational Retirement Board (ERB) and the State of New Mexico Investment Council (SIC) in Vanderbilt Financial, LLC (VF), a capital vehicle managed by Vanderbilt Capital Advisors, LLC (VCA), a wholly owned subsidiary of PIM USA (the Foy Litigation). The Foys brought this lawsuit under the state's qui tam statute, the New Mexico Fraud Against Taxpayers Act (FATA), which allows private citizens to bring an action on behalf of the state to recover money or property and rewards the successful plaintiffs with a share of the recovery. The complaint also stated claims under the state's Unfair Practices Act (UPA). VF, VCA, PIM USA, and several current or former directors and officers of the affiliated entities, along with PGAM and UCG, are named as defendants (Group), along with law firms, external auditors, investment banks and officials of the state of New Mexico.

The plaintiffs in the Foy Litigation allege that the Group and other defendants fraudulently induced the pension funds to invest in VF by furnishing false information about the nature of the investments and further, that certain improper payments were made to a political associate of the Governor of New Mexico. Originally, the claimed damages were the initial investment of $90 million plus lost profits of $30 million, which trebled under FATA, brought the claim to $360 million plus attorneys fees and costs. On March 8, 2010, the plaintiffs filed a purported amended complaint seeking to add one additional plaintiff, several additional defendants, and over 50 additional counts. Foy also sought to put at issue other CDO

(Dollars in thousands, unless otherwise noted)

transactions involving VF in which the State Investment Counsel invested, bringing the claim for damages (after trebling) to $864 million. The defendants challenged whether the amended complaint was properly filed and urged the court to rule promptly on the previously submitted motions to dismiss.

On April 28, 2010, the trial court judge issued an order dismissing all of the claims in the original complaint, holding that retroactive application of FATA to the alleged conduct, all of which occurred prior to the statute's passage, would be unconstitutional. The judge also dismissed the UPA claims. A month later, the Foys filed motions asking the judge to reconsider the dismissal or, alternatively, to certify for interlocutory appeal the legal question regarding retroactive application of FATA. The defendants opposed the motions, and the judge issued his decisions on September 2, 2010. He certified the question for appeal, and ordered the plaintiffs to strip the amended complaint of all allegations that were inconsistent with his rulings in the case. On October 21, 2010, the Court of Appeals refused the Foys' request for an interlocutory appeal. On February 7, 2011, the trial court issued an order permitting Foy to proceed on the claims remaining in the Amended Complaint. The Group defendants filed motions to dismiss the remaining claims and the individual defendants, PGAM and UCI renewed their motions to dismiss for lack of personal jurisdiction. In May, the New Mexico Attorney General's office intervened and filed a motion for partial dismissal of all claims in the case relating to alleged improper payments made in connection with the SIC's investments in Vanderbilt products, which motion was granted on December 20, 2012.

In August 2011, a related development occurred in a second lawsuit brought by Foy against another group of financial services companies involved in management of NM pension fund investments, Foy v. Austin Capital Management (Austin). The Austin court followed Foy by refusing to allow retroactive application of FATA. This decision was upheld by the NM Court of Appeals in December 2012, and Foy has until 1/25/13 to file an appeal with the NM Supreme Court. Whatever is decided in Austin will also become the law of the case in Foy.

On October 4, 2011, the Court issued identical orders deferring decision on all defendants' personal jurisdiction motions and permitting discovery to go forward on facts relevant to those motions. On January 27, 2012, the Court denied the Group defendants' motion to dismiss the remaining claims, and permitted discovery to go forward on facts relevant to the substantive issues in the case.

On January 14, 2010, VCA and PIM USA were served with a related class action/derivative lawsuit brought by lead plaintiff Donna Hill, an employee of New Mexico State University, on behalf of herself and other participants in the ERB pension fund (the Hill Litigation). A "copy-cat" suit exactly paralleling the Hill Litigation was filed in February 2010 by another ERB pension fund participant, Michael Hammes (the Hammes Litigation). Both the Hill Litigation and the Hammes Litigation make factual allegations similar to those made in the Foy Litigation, but bring claims under common law theories of fraud, breach of fiduciary duty (against the ERB members) and aiding and abetting breaches of duty by the ERB members.

The Hill Litigation and the Hammes Litigation complaints originally named VCA, VF, PIM USA and various current or former individual officers and directors of VCA, VF and/or PIM, as well as the ERB board members and other parties unconnected to the Group. In February 2010, the Hill Litigation was

removed to New Mexico federal district court. The parties in the Hammes Litigation, which remains in state court, have agreed to extend the deadline for the defendants to respond, while the Hill Litigation proceeds. Subsequently, the parties in the Hill Litigation agreed to dismiss the individual Group defendants and PIM USA without prejudice. Neither complaint specified the amount of damages at issue, but in any event, these would be subsumed in the total claimed in the Foy Litigation.

On August 31, 2010, the Group defendants filed a motion to dismiss all of the claims in the Hill Litigation. Plaintiffs opposed the motion, and after a hearing in October, the Hill Court issued a lengthy opinion dismissing the federal court case for lack of subject matter jurisdiction and remanding it to state court. The Hill plaintiffs appealed, and the decision was upheld by the 10th Circuit Court of Appeals in December 2012.

In July 2012, VCA received a letter from attorneys for the NM State Investment Council ("SIC") claiming that SIC's aggregate losses from its investments in VF and earlier Vanderbilt CDOs amounted to $100 million, and that it was preparing to file a separate lawsuit against VCA. The letter requested a meeting to discuss the threatened claims before any action was taken. VCA has met with SIC counsel, and no lawsuit has as yet been filed.

In December 2012, VCA reached an agreement in principle with the SIC, ERB and State of New Mexico to settle for $24.25 million all claims brought or threatened by or on behalf of the state or any of its agencies or funds relating to any investments made in VF or other VCA-managed CDO products. The settlement, which was formally documented in definitive papers signed in February 2013, is subject to court approval in the Foy case but, if approved and implemented in accordance with its terms, will result in the dismissal of the Foy, Hill and Hammes cases, and will also resolve the SIC's additional threatened claim. Releases will be issued in favor of VCA, PIM USA, PGAM, UniCredit and all of their affiliated personnel who were named as defendants in any of the cases. The settlement payment was fully funded into a third-party escrow account at the time the agreement was signed.

(Dollars in thousands, unless otherwise noted)

In early 2011, PIM USA received notice that VCA had been named as a defendant in litigation filed in Indiana state court on September 29, 2010, by the state's Acting Commissioner of Insurance, Stephen Robertson, along with co-defendant, Vanderbilt Avenue Asset Management LLC (VAAM). PIM USA accepted service of the Complaint on January 25, 2011. VAAM is the institutional asset manager set up by a former VCA employee who bought VCA's New York institutional business in 2008. At the time of the sale, the largest investor being managed out of New York was Capital Assurance Corporation (CAC), the 100% owner of the Standard Life Insurance Company of Indiana, which had been undergoing severe financial and regulatory problems. In 2008, the Commissioner took control of Standard Life's assets and was appointed Rehabilitator.

The "Indiana Litigation" states claims of breach of fiduciary duty and unjust enrichment against certain senior managers of CAC and Standard Life, and breach of contract, breach of fiduciary duty and violations of the Indiana Securities Act against VAAM and VCA as investment managers for CAC. The Commissioner is seeking return of all management fees paid to VAAM and VCA, plus an unspecified amount of losses (net of profits), plus interest. VCA and VAAM and the other defendants filed motions to dismiss, which were denied on December 4, 2011. Discovery discussions should begin shortly.

The same law firm defending the Group defendants in the New Mexico cases, has been engaged to defend VCA in the Indiana Litigation, and has been instructed to contact the Commissioner's counsel to accept service and to pursue a joint defense with VAAM. VAAM has its own counsel, and although there are mutual indemnification arrangements in place, VAAM and VCA will each pay its own cost of defense. Any discussion of ultimate liability, if any, will be postponed until the conclusion of the case.

In early November 2011, a complaint was filed in New Mexico state court by Bruce Malott, the former chair of the NM Educational Retirement Board (ERB) and one of PIM USA's co-defendants in Foy. The defendants in Malott v. Correra, et. al. include PIM USA, Vanderbilt Capital Advisors, LLC (VCA), Vanderbilt Financial Trust (VF) and two individuals who at the time of the actions at issue were officers of VCA (Company defendants). Malott alleges that his reputation and business were ruined by his unwitting involvement in the "pay to play" scandal involving lead defendants Marc and Anthony Correra, and that he was the victim of a conspiracy in which all of the other defendants participated. The Complaint states claims against the PIM USA defendants for violations of the NM RICO statute, breach of fiduciary duty, fraud, negligent misrepresentation, civil conspiracy and violations of the NM Unfair Practices Act. No damages amount has been specified. The Group defendants moved to dismiss the Complaint in March 2012.

At the present time neither the Group, nor outside legal counsel, is able to provide a conclusion on the outcome or provide a reasonable estimate of the range of possible loss, if any, attributable to the Indiana Litigation and the Malott v. Correra case or the impact, if any, it may have on PIM USA's financial results. Accordingly, PIM USA has not established a reserve specific to this matter at December 31, 2012.

**Schedule I**

**PIONEER FUNDS DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation of Net Capital under Rule 15c3-1 of the

Securities Exchange Act of 1934

December 31, 2012

(Dollars in thousands, unless otherwise noted)

| | | |
|---|---|---|
| Computation of net capital: | | |
| Stockholder's equity | $ | 81,540 |
| Deduct nonallowable assets: | | |
| Receivables | | (129) |
| Due from affiliates | | (63,800) |
| Prepaid service fees and dealer advances | | (3,204) |
| Other assets | | (2,953) |
| Haircuts on securities and outstanding wire trades | | (600) |
| Add deferred income taxes, associated with dealer advances | | 924 |
| Net capital | | 11,778 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (greater of $250,000 or 2% of aggregate debits) | | 250 |
| Net capital in excess of requirement | $ | 11,528 |

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2012 and that included herein.

See accompanying independent auditors' report.

**Schedule II**

**PIONEER FUNDS DISTRIBUTOR, INC.**

(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation for Determination of Reserve Requirements for Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2012

(Dollars in thousands, unless otherwise noted)

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2012.

See accompanying independent auditor's report.

KPMG

**KPMG LLP**
Two Financial Center
60 South Street
Boston, MA 02111

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Pioneer Funds Distributor, Inc. (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2013